EXHIBIT 21

Subsidiaries of InterDigital Communications Corporation

Company	Jurisdiction/State of Incorporation
Digital Cellular Corporation	Pennsylvania
InterDigital Asia KK	Japan
InterDigital Canada Ltee	Delaware
InterDigital Communications (Europe) Ltd.	United Kingdom
InterDigital Finance Corporation	Delaware
InterDigital Germany GmbH	Germany
InterDigital Mobilecom, Inc.	New York
InterDigital Patent Corporation	Delaware
InterDigital Technology Corporation	Delaware
InterDigital SE Asia, Ltd.	Pennsylvania
InterDigital Telecom, Inc.	New York
IPR Licensing, Inc.	Delaware
Tantivy Communications, Inc.	Delaware
Universal Service Telephone Corp.	Nevada
USTC Supply Corporation	Nevada
USTC World Trade Corporation	Nevada
Wireless Digital Networks, Inc.	Pennsylvania